EXHIBIT 99.1
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                                   [GRAPHIC   | HUSKY ENERGY INC.
                                    OMITTED   |
                                    - LOGO]   |
                                              | Management Information Circular
                                              | -------------------------------
                                              | March 13, 2007




                                    H  S  E


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


                            Thursday, April 19, 2007

                                 at 10:30 A.M.

                       Round Up Centre, Palomino Ballroom

                                 Stampede Park

                    13th Avenue and 3rd Street S.E., Calgary

                                Alberta, Canada



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


                               HUSKY ENERGY INC.
                             707 - 8TH AVENUE S.W.
                                CALGARY, ALBERTA
                                    T2P 1H5

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the MEETING) of holders of common shares (COMMON SHARES) of Husky Energy Inc. (the CORPORATION) will be held in the Palomino Ballroom, Round Up Centre, Stampede Park, Thirteenth Avenue and Third Street S.E., Calgary, Alberta on the 19th day of April, 2007 at 10:30 a.m. (Calgary time), for the following purposes:

1. To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2006;

2.       To elect the Board of Directors for the ensuing year;

3. To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation;

4.       To  consider   and,  if  thought  fit,   approve   amendments  to  the
         Corporation's Incentive Stock Option Plan; and

5. To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

Only shareholders of record at the close of business on March 12, 2007 are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta, this 13th day of March, 2007.

                       BY ORDER OF THE BOARD OF DIRECTORS

                              "JAMES D. GIRGULIS"
                               James D. Girgulis
                  Vice President, Legal & Corporate Secretary

                                   IMPORTANT

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on April 17, 2007 or on the second last business day preceding any adjournment of the Meeting.

                        MANAGEMENT INFORMATION CIRCULAR


                               TABLE OF CONTENTS


MANAGEMENT INFORMATION CIRCULAR...............................................1

VOTING QUESTIONS AND ANSWERS..................................................1

PRINCIPAL HOLDERS OF VOTING SECURITIES........................................4

BUSINESS OF THE MEETING.......................................................4

   CONSOLIDATED FINANCIAL STATEMENTS..........................................4
   ELECTION OF DIRECTORS......................................................4
   APPOINTMENT OF AUDITORS...................................................12
   APPROVAL OF AMENDMENTS TO INCENTIVE STOCK OPTION PLAN.....................12

OTHER MATTERS TO BE ACTED UPON...............................................15

EXECUTIVE COMPENSATION.......................................................15

   COMPENSATION COMMITTEE REPORT.............................................15
   PERFORMANCE GRAPH.........................................................18
   SENIOR EXECUTIVE COMPENSATION.............................................19
   OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR...........21
   AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
       FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION VALUES...............21
   EMPLOYMENT AGREEMENTS.....................................................22
   SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS........23

REPORTS OF OTHER COMMITTEES..................................................23

   AUDIT COMMITTEE REPORT....................................................23
   CORPORATE GOVERNANCE COMMITTEE REPORT.....................................25
   HEALTH, SAFETY AND ENVIRONMENT COMMITTEE REPORT...........................27

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS...............................28

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON...............28

ADDITIONAL INFORMATION.......................................................28

SCHEDULE A - BLACKLINED COPY OF INCENTIVE STOCK OPTION PLAN

SCHEDULE B - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                               HUSKY ENERGY INC.

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 19, 2007


                        MANAGEMENT INFORMATION CIRCULAR

         This Management Information Circular (CIRCULAR) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (HUSKY or the CORPORATION) for use at the annual and special meeting of the holders of common shares (the COMMON SHARES) of the Corporation to be held on the 19th day of April, 2007 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the MEETING), for the purposes set forth in the Notice of Meeting.

         Enclosed with this Circular is a form of proxy (FORM OF PROXY) for use at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy. Concurrently with the mailing of this Circular to shareholders, a copy of the Corporation's Annual Report, containing the financial statements of the Corporation that will be presented at the Meeting, is being mailed separately to shareholders.

         The information contained in this Circular is given as of the 13th day of March, 2007, except where otherwise indicated.

                          VOTING QUESTIONS AND ANSWERS

AM I ENTITLED TO VOTE?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 12, 2007. Each Common Share entitles THE HOLDER TO ONE VOTE.

WHAT AM I VOTING ON?

You are voting on the following business matters that are to be addressed at the Meeting:

     o the election of directors to the Board of Directors of the Corporation to serve until the close of the next annual meeting of shareholders;

     o the appointment of KPMG LLP as auditors of the Corporation to serve until the close of the next annual meeting; and

     o the approval of amendments to the Corporation's Incentive Stock Option Plan.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting.

WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Form of Proxy, the person named in the Form of Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of the Annual and Special Meeting of Shareholders and on other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Form of Proxy will vote on them in accordance with their best judgment.

WHO IS SOLICITING MY PROXY?

The management of Husky is soliciting your proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact, by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation.

HOW DO I VOTE?

There are two ways you can vote your Common Shares if your Common Shares are REGISTERED in your name. You may vote in person at the Meeting or you may complete, sign and return the enclosed Form of Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting.

If your shares are NOT REGISTERED in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (VOTING INSTRUCTION FORM) from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the Corporation's transfer agent Computershare Trust Company of Canada (COMPUTERSHARE), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

WHEN DO I NEED TO RETURN MY COMPLETED FORM OF PROXY?

If you desire to be represented by proxy you must deposit your completed Form of Proxy with Computershare by no later than 10:30 a.m. (Calgary time) on April 17, 2007 or on the second last business day preceding any adjournment or adjournments of the Meeting.

WHO VOTES MY SHARES AND HOW WILL THEY BE VOTED IF I RETURN A FORM OF PROXY?

By properly completing and returning a Form of Proxy, you are authorizing the person(s) named in the Form of Proxy to attend the Meeting and to vote your Common Shares. You can use the enclosed Form of Proxy, or any other proper Form of Proxy to appoint your proxyholder.

The Common Shares represented by your proxy must be voted as you instruct in the Form of Proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

UNLESS CONTRARY INSTRUCTIONS ARE PROVIDED, COMMON SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED:

     o   FOR THE  ELECTION  AS  DIRECTORS  OF  THOSE  NOMINEES  SET OUT IN THIS
         CIRCULAR;

     o   FOR THE  APPOINTMENT OF KPMG LLP, AS THE AUDITORS OF THE  CORPORATION;
         AND

     o FOR THE APPROVAL OF THE AMENDMENTS TO THE CORPORATION'S INCENTIVE STOCK OPTION PLAN DESCRIBED IN THIS CIRCULAR.

CAN I APPOINT SOMEONE OTHER THAN THE INDIVIDUALS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE MY SHARES?

YES, YOU HAVE THE RIGHT TO APPOINT ANOTHER PERSON OF YOUR CHOICE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING. If you wish to appoint a person other than those named in the enclosed Form of Proxy, then strike out those printed names appearing on the Form of Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF A COMPANY?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Form of Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Form of Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Form of Proxy.

CAN I REVOKE A PROXY OR VOTING INSTRUCTION?

IF YOU ARE A REGISTERED SHAREHOLDER AND HAVE RETURNED A FORM OF PROXY, YOU MAY REVOKE IT AT ANY TIME PRIOR TO THE EXERCISE THEREOF BY:

    (a) completing and signing another Form of Proxy bearing a later date, and delivering it to Computershare at the address specified above at any time up to the close of business on April 17, 2007, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

    (b) delivering a written statement, signed by you or your authorized attorney to Computershare at any time up to the close of business on April 17, 2007, or, if the Annual Meeting is adjourned on the second last business day preceding the day to which the Meeting is adjourned.

IF YOU ARE A NON-REGISTERED SHAREHOLDER, CONTACT YOUR NOMINEE.

IF YOU HAVE RETURNED A FORM OF PROXY AND THEN ATTEND  PERSONALLY AT THE MEETING
YOU  SHOULD,   ON  ARRIVAL  AT  THE  MEETING,   CONTACT  A  REPRESENTATIVE   OF
COMPUTERSHARE TO REVOKE THE PROXY AND VOTE IN PERSON.

HOW MANY SHARES ARE ENTITLED TO VOTE?

As of February 28, 2007, there were 424,297,824 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 12, 2007.

WHAT IF THE OWNERSHIP OF MY SHARES HAS BEEN TRANSFERRED AFTER MARCH 12, 2007?

Any transferee or person acquiring Common Shares after March 12, 2007 may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

WHAT IF I HAVE OTHER QUESTIONS?

If you have any questions regarding the Meeting or require any assistance in completing the Form of Proxy, please contact Husky's transfer agent, Computershare at: Computershare Shareholder Services, 1-800-654-6253 in Canada or in the United States at 1-514-982-7555.

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

         To the knowledge of the directors and senior officers of the Corporation, as at February 28, 2007 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation other than as set forth below:

                                                                       NUMBER OF      PERCENTAGE OF
                  NAME                      TYPE OF OWNERSHIP        COMMON SHARES    COMMON SHARES
                  ----                      -----------------        -------------    -------------
L.F. Investments (Barbados) Limited      Beneficial and of Record    152,801,701(1)       36.0%
U.F. Investments (Barbados) Ltd.         Beneficial and of Record    146,809,478(2)       34.6%

NOTES:
(1) L.F. Investments (Barbados) Limited is 100% indirectly owned by Mr. Li Ka-shing and trusts of which members of Mr. Li's family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting preferred shares.

(2) U.F. Investments (Barbados) Ltd. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Trusts of which members of Mr. Li's family are discretionary beneficiaries hold an indirect 37.04 % interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.


                            BUSINESS OF THE MEETING

CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2006 and the Auditor's Report for these statements will be received at the Meeting. These statements and the Auditor's Report are contained in the 2006 Annual Report of the Corporation, which is made available to each shareholder entitled to receive a copy of the Notice of Annual and Special Meeting and this Circular.

ELECTION OF DIRECTORS

         At the Meeting, it is proposed that 13 directors be elected until the next annual meeting of shareholders or until their successors are elected or appointed. There are currently 13 directors of the Corporation. Pursuant to the BUSINESS CORPORATIONS ACT (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

         The name of each of the persons proposed to be nominated for election as a director, their biography, the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised as of February 28, 2007 and the approximate number of deferred share units (DSUS) held as of February 28, 2007 is set out below. The information contained herein is based upon information furnished by the respective nominees.

         MANAGEMENT AND THE BOARD OF DIRECTORS RECOMMEND THAT SHAREHOLDERS VOTE FOR THE ELECTION OF THESE NOMINEES AS DIRECTORS. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THESE NOMINEES.

         Management does not contemplate that any of these nominees will be unable to serve as a director; however, should that occur for any reason, the persons named in the Form of Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the Common Shares be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of the Corporation or until his or her successor is elected or appointed.

-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            LI, VICTOR T.K.                      Mr  Li is  Managing  Director  and  Deputy  Chairman  of  Cheung  Kong
 OMITTED]              (Non-Independent)                    (Holdings)   Limited  (a  public   investment   holding   and  project
                       Hong Kong                            management company).
                       Age:  42
                       Co-Chair                             Mr. Li is also Deputy  Chairman  and  Executive  Director of Hutchison
                       Director since August 25, 2000       Whampoa Limited (an investment  holding company);  Executive  Director
                                                            and  Chairman  of  CK  Life  Sciences   Int'l.,   (Holdings)  Inc.  (a
                       Common Shares:  nil                  biotechnology  company)  and of Cheung  Kong  Infrastructure  Holdings
                       DSUs:  nil                           Limited (an infrastructure  development  company);  Executive Director of  Hongkong  Electric  Holdings  Limited (a holding  company);  and a director of The Hongkong and Shanghai Banking Corporation Limited.

                                                            Mr.  Li is a member  of the  Standing  Committee  of the 10th  National
                                                            Committee of the Chinese People's Political Consultative  Conference of
                                                            the People's Republic of China and he is also a member of the Executive
                                                            Committee of the  Commission on Strategic  Development of the Hong Kong
                                                            Special Administrative Region.

                                                            Mr. Li holds a Bachelor of Science  degree in Civil  Engineering  and a
                                                            Master of Science degree in Structural Engineering.
-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            FOK, CANNING K.N.                    Mr.Fok is Group Managing  Director  and  Executive   Director  of
 OMITTED]              (Non-Independent)                    Hutchison Whampoa Limited.
                       Hong Kong
                       Age:  55                             Mr.   Fok   is   also   a   director   and   Chairman   of   Hutchison
                       Co-Chair and Chair of the            Telecommunications  International Limited (a public investment holding
                       Compensation Committee               company),  Hutchison  Harbour  Ring  Limited  (an  investment  holding
                       Director since August 25, 2000       company),   Hutchison   Telecommunications   (Australia)   Limited  (a
                                                            telecommunications  company),  Partner  Communications Company Ltd. (a
                       Common Shares:  300,000              telecommunications  company) and Hongkong Electric Holdings Limited; a
                       DSUs:  nil                           director and Deputy  Chairman of Cheung Kong  Infrastructure  Holdings
                                                            Limited; and a director of Cheung Kong (Holdings) Limited.

                                                            Mr.  Fok  holds  a  Bachelor  of Arts  degree  and is a  member  of the
                                                            Australian Institute of Chartered Accountants.
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            FULLERTON, R. DONALD                 Mr.  Fullerton  is retired  and serves as a  corporate  director of a
 OMITTED]              (Independent)                        number of private companies.  Mr. Fullerton is also a director of the
                       Toronto, Ontario, Canada             Li Ka Shing (Canada) Foundation.
                       Age:  75
                       Chair of the Audit Committee         Mr. Fullerton holds a Bachelor of Arts degree.
                       Director since May 1, 2003

                       Common Shares:  5,000
                       DSUs:  665
-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            GLYNN, MARTIN J.G.                   Mr.Glynn recently retired as President and Chief Executive Officer
 OMITTED]              (Independent)                        of HSBC Bank USA N.A.
                       St. Andrews, Scotland
                       United Kingdom                       Mr.  Glynn  holds a Bachelor  of Arts,  Honours  degree and a Masters
                       Age:  55                             degree in Business Administration.
                       Member of the Audit Committee
                       Director since August 25, 2000

                       Common Shares:  Nil
                       DSUs:  665
-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            KINNEY, BRENT D.                     Mr. Kinney  is  a  director  and  Chief  Executive  Officer  of  Sky
 OMITTED]              (Independent)                        Petroleum Inc. (a petroleum company).
                       Dubai, United Arab Emirates
                       Age:  64                             Mr.  Kinney is also a  director  of Dragon  Oil plc,  Western  Copper
                       Member of the Health, Safety and     Corporation  (a mineral  exploration  company) and  Benchmark  Energy
                       Environment Committee                Ltd. (an oil and gas exploration company).
                       Director since August 25, 2000
                                                            Mr. Kinney holds a Bachelor of Science degree and a Bachelor of Laws
                       Common Shares:  33,369               degree.
                       DSUs:  nil
-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            KLUGE, HOLGER                        Mr.  Kluge is a  director  of  Hongkong  Electric  Holdings  Limited,
 OMITTED]              (Independent)                        Hutchison Whampoa Limited and Shoppers Drug Mart Corporation.
                       Toronto, Ontario, Canada
                       Age:  65                             Mr. Kluge holds a Bachelor of Commerce  degree and a Master's  degree
                       Chair of the Health, Safety and      in Business Administration.
                       Environment Committee and of the
                       Corporate Governance Committee.
                       Member of the Compensation
                       Committee
                       Director since August 25, 2000

                       Common Shares:  10,000
                       DSUs:  1,445
-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            KOH, POH CHAN                        Ms.  Koh  is  Finance   Director,   Harbour  Plaza  Hotel  Management
 OMITTED]              (Non-Independent)                    (International) Ltd. (a hotel management company).
                       Hong Kong
                       Age:  58                             Ms. Koh is  qualified as a Fellow  Member  (FCA) of the  Institute of
                       Director since August 25, 2000       Chartered  Accountants  in England and Wales and is an  Associate  of
                                                            the Canadian  Institute of Chartered  Accountants  and the  Chartered
                       Common Shares:  nil                  Institute of Taxation in the U.K.
                       DSUs:  nil
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            KWOK, EVA L.                         Mrs. Kwok is  Chairman,  a director and Chief  Executive  Officer of
 OMITTED]              (Independent)                        Amara  International  Investment Corp. (a private  investment holding
                       Vancouver, British Columbia          company).
                       Canada
                       Age:  64                             Mrs. Kwok is also a director of Bank of Montreal  Group of Companies,
                       Member of the Compensation           CK  Life   Sciences   Int'l.,   (Holdings)   Inc.   and  Cheung  Kong
                       Committee and the Corporate          Infrastructure  Holdings  Limited.  Mrs.  Kwok is also a director  of
                       Governance Committee                 the Li Ka Shing (Canada) Foundation.
                       Director since August 25, 2000
                                                            Mrs. Kwok holds a Masters degree in Science.
                       Common Shares:  5,000
                       DSUs:  1,168
-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            KWOK, STANLEY T.L.                   Mr. Kwok is a director and President of Stanley Kwok Consultants (an
 OMITTED]              (Non-Independent)                    architecture, planning and development company).
                       Vancouver, British Columbia,
                       Canada                               Mr.  Kwok is also a director  and  President  of Amara  International
                       Age: 80                              Investment Corp. and a director of Cheung Kong (Holdings) Limited.
                       Member of Health, Safety and
                       Environment Committee                Mr. Kwok holds a Bachelor  of Science  degree  (Architecture)  and an
                       Director since August 25, 2000       A.A.   Diploma   from  the   Architectural   Association   School  of
                                                            Architecture in London (England).
                       Common Shares: 10,000
                       DSUs: nil
-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            LAU, JOHN C.S.                       Mr. Lau is the  President & Chief  Executive  Officer of Husky Energy
 OMITTED]              (Non - Independent, Management)      Inc.
                       Calgary, Alberta, Canada
                       Age: 64                              Mr.  Lau holds a Bachelor  of  Economics  degree  and a  Bachelor  of
                       Director since August 25, 2000       Commerce degree.

                       Common Shares: 21,356
                       DSUs: nil
-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            SHAW, WAYNE E.                       Mr. Shaw is a Senior  Partner with Stikeman  Elliott LLP,  Barristers
 OMITTED]              (Independent)                        and  Solicitors.  Mr.  Shaw is  also a  director  of the Li Ka  Shing
                       Toronto, Ontario, Canada             (Canada) Foundation.
                       Age: 62
                       Member of the Audit Committee        Mr.  Shaw holds a  Bachelor  of Arts  degree  and a Bachelor  of Laws
                       and the Corporate Governance         degree.
                       Committee
                       Director since August 25, 2000

                       Common Shares: 8,000
                       DSUs: 764
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            SHURNIAK, WILLIAM                    Mr.  Shurniak  is  a  Non-Executive  director  of  Hutchison  Whampoa
 OMITTED]              (Independent)                        Limited and a director and Chairman of Northern Gas Networks  Limited
                       Limerick, Saskatchewan, Canada       (a  distributor  of  natural  gas in  Northern  England),  a  private
                       Age:  75                             company.
                       Deputy Chair
                       Director since August 25, 2000       Mr.  Shurniak  holds  an  Honorary  Doctor  of Laws  degree  from the
                                                            University  of  Saskatchewan  and  from  The  University  of  Western
                       Common Shares: 1,438                 Ontario.
                       DSUs:  nil
---------------------------------------------------------------------------------------------------------------------------------
[PHOTOGRAPH            SIXT, FRANK J.                       Mr.  Sixt  is  Group  Finance  Director  and  Executive  Director  of
 OMITTED]              (Non-Independent)                    Hutchison Whampoa Limited.
                       Hong Kong
                       Age:  55                             Mr. Sixt is also the  Chairman  and a director of TOM Online Inc. and
                       Member of the Compensation           TOM Group Limited;  Executive Director of Cheung Kong  Infrastructure
                       Committee                            Holdings Limited and Hongkong Electric  Holdings Limited;  a director
                       Director since August 25, 2000       of Hutchison  Telecommunications  International Limited,  Cheung Kong
                                                            (Holdings) Limited, Hutchison Telecommunications  (Australia) Limited
                       Common Shares: nil                   and Partner  Communications  Company Ltd. Mr. Sixt is also a director
                       DSUs:  nil                           of the Li Ka Shing (Canada) Foundation.

                                                            Mr. Sixt holds a Master's  degree in Arts and a Bachelor's  degree in
                                                            Civil  Law and is a member of the Bar and of the Law  Society  of the
                                                            Provinces of Quebec and Ontario, Canada.
---------------------------------------------------------------------------------------------------------------------------------

MAJORITY VOTING FOR DIRECTORS

The Board of Directors adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the shareholders annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall recommend to the Board of Directors whether or not to accept it. The Board of Directors will consider the recommendation of the Corporate Governance Committee and determine whether or not to accept the recommendation within 90 days of the applicable meeting and a press release will be issued by the Corporation announcing the Board of Directors determination. Any director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

OTHER PUBLIC COMPANY DIRECTORSHIPS/COMMITTEE APPOINTMENTS

         The directorships and committee appointments of Husky's directors in other public companies is set forth below:

------------------------------------------------------------------------------------------------------------------------------------
                                 OTHER PUBLICLY TRADED
DIRECTOR                         COMPANY DIRECTORSHIPS                     COMMITTEE MEMBERSHIPS             LISTING EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
Victor T.K. Li              Cheung Kong (Holdings) Limited                                                      Hong Kong
                            Hutchison Whampoa Limited                                                           Hong Kong
                            CK Life  Sciences Int'l., (Holdings)      Remuneration Committee                    Hong Kong
                              Inc.
                            Cheung Kong Infrastructure Holdings       Remuneration Committee and Executive      Hong Kong
                              Limited                                 Committee
                            Hongkong Electric Holdings Limited                                                  Hong Kong
------------------------------------------------------------------------------------------------------------------------------------
Canning K.N. Fok            Cheung Kong (Holdings) Limited                                                      Hong Kong
                            Hutchison Whampoa Limited                                                           Hong Kong
                            Cheung Kong Infrastructure Holdings                                                 Hong Kong
                              Limited
                            Hutchison Telecommunications              Remuneration Committee (Chair)            Hong Kong(1)
                              International Limited
                            Hutchison Harbour Ring Limited            Remuneration Committee (Chair)            Hong Kong
                            Hutchison Telecommunications              Governance, Nominations and               Australian
                              (Australia) Limited                       Compensation Committees (Chair)
                            Hongkong Electric Holdings Limited        Remuneration Committee (Chair)            Hong Kong
                            Partner Communications Company Ltd.                                                 Tel Aviv
------------------------------------------------------------------------------------------------------------------------------------
R. Donald Fullerton         Nil
------------------------------------------------------------------------------------------------------------------------------------
Martin J.G. Glynn           Nil
------------------------------------------------------------------------------------------------------------------------------------
Brent D. Kinney             Sky Petroleum Inc.                                                                  NASDAQ OTC
                                                                                                                Bulletin Board
                            Dragon Oil plc                            Compensation Committee and Audit          Dublin and London
                                                                      Committee
                            Western Copper Corporation                Health, Safety and Environment Committee  TSX

                            Benchmark Energy Ltd.                                                               TSX
------------------------------------------------------------------------------------------------------------------------------------
Holger Kluge                Hutchison Whampoa Limited                 Audit Committee and Compensation          Hong Kong
                                                                      Committee
                            Hongkong Electric Holdings Limited        Audit Committee                           Hong Kong
                            Shoppers Drug Mart Corporation            Audit Committee                           TSX
------------------------------------------------------------------------------------------------------------------------------------
Poh Chan Koh                Nil
------------------------------------------------------------------------------------------------------------------------------------
Eva L. Kwok                 CK Life Sciences Int'l., (Holdings)       Audit Committee and Remuneration          Hong Kong
                            Inc.                                      Committee
                            Cheung Kong Infrastructure Holdings       Audit Committee                           Hong Kong
                              Limited
                            Bank of Montreal Group of Companies       Audit Committee and Conduct Review        TSX and NYSE
                                                                      Committee
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                 OTHER PUBLICLY TRADED
DIRECTOR                         COMPANY DIRECTORSHIPS                     COMMITTEE MEMBERSHIPS             LISTING EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
Stanley T.L. Kwok           Cheung Kong (Holdings) Limited            Audit Committee and Remuneration          Hong Kong
                                                                      Committee
------------------------------------------------------------------------------------------------------------------------------------
John C.S. Lau               Nil
------------------------------------------------------------------------------------------------------------------------------------
Wayne Shaw                  Nil
------------------------------------------------------------------------------------------------------------------------------------
William Shurniak            Hutchison Whampoa Limited                 Audit Committee                           Hong Kong
------------------------------------------------------------------------------------------------------------------------------------
Frank J. Sixt               Cheung Kong (Holdings) Limited                                                      Hong Kong
                            Hutchison Whampoa Limited                                                           Hong Kong
                            Cheung Kong Infrastructure Holdings                                                 Hong Kong
                               Limited
                            Hongkong Electric Holdings Limited                                                  Hong Kong
                            Hutchison Telecommunications              Audit Committee (Chair)                   Australian
                               (Australia) Limited
                            TOM Online Inc.                           Remuneration and Nomination Committees    Hong Kong
                                                                      (Chair)
                            Hutchison Telecommunications                                                        Hong Kong(1)
                               International Limited
                            TOM Group Limited                         Remuneration Committee (Chair)            Hong Kong
                            Partner Communications                    Audit Committee (Chair)                   Tel Aviv
                               Company Ltd.
------------------------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  American depository shares are listed on the New York Stock Exchange.


DIRECTOR COMPENSATION

         During the financial year ended December 31, 2006 directors of the Corporation were paid an annual fee of $27,000. In addition, the directors were paid a fee of $1,200 per meeting of the Board or of a Committee of the Board attended. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Committees of the Board of Directors. The Chairs of the Committees of the Board of Directors were paid an annual retainer of $5,500. During the financial year ended December 31, 2006, the directors of the Corporation earned compensation in the aggregate amount of $470,550.

         Effective January 1, 2005 the Board of Directors approved the implementation of a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them in the form of DSUs or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors' fees to be so used and can specify a portion of their directors' fees to be used for DSUs, the purchase of Common Shares and the remaining amount of fees to be paid in cash.

         Directors are expected to acquire a minimum of 5,000 Common Shares over a five year period.

         At the November 18, 2006 meeting of the Board of Directors, director compensation was reviewed and revised effective January 1, 2007, to more closely align director compensation with director compensation paid by oil and gas companies of similar size and complexity. The following table shows the basis for compensation paid in 2006 for directors, and the basis for director compensation to be paid for 2007.

                                                                   -------------------          -------------------
                                                                    2006 COMPENSATION            2007 COMPENSATION
                                                                   -------------------          -------------------
ANNUAL RETAINER                                                          $ 27,000                      $ 85,000
MEETING FEE                                                              $  1,200                           Nil
COMMITTEE RETAINER (EXCLUDING AUDIT COMMITTEE)                                Nil                      $  5,000
AUDIT COMMITTEE RETAINER                                                      Nil                      $ 10,000
COMMITTEE CHAIR RETAINER (EXCLUDING AUDIT COMMITTEE)                     $  5,500                      $  7,000
AUDIT COMMITTEE CHAIR RETAINER                                           $  5,500                      $ 15,000

         The following table sets out the full dollar value of the fees paid to directors for 2006, whether received in cash, DSUs or Common Shares.

                                        SUMMARY OF DIRECTOR COMPENSATION FOR 2006

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                % OF TOTAL FEES
                                            COMMITTEE                                                             ALLOCATED TO
                                         CHAIR RETAINER          BOARD              COMMITTEE                    COMMON SHARES
DIRECTOR                BOARD RETAINER         FEE           ATTENDANCE FEE      ATTENDANCE FEE     TOTAL FEES      OR DSUS
-----------------------------------------------------------------------------------------------------------------------------------
Victor T.K. Li              27,000              -                3,600                  -             30,600           -
-----------------------------------------------------------------------------------------------------------------------------------
Canning K.N. Fok            27,000            5,500              4,800                2,400           39,700           -
-----------------------------------------------------------------------------------------------------------------------------------
R. Donald Fullerton         27,000            5,500              4,800                6,000           43,300          100%
-----------------------------------------------------------------------------------------------------------------------------------
Martin J.G. Glynn           27,000              -                4,800                6,000           37,800          100%
-----------------------------------------------------------------------------------------------------------------------------------
Brent D. Kinney             27,000              -                4,800                  -             31,800           -
-----------------------------------------------------------------------------------------------------------------------------------
Holger Kluge                27,000            11,000             4,800                9,600           52,400          100%
-----------------------------------------------------------------------------------------------------------------------------------
Poh Chan Koh                27,000              -                4,800                  -             31,800           -
-----------------------------------------------------------------------------------------------------------------------------------
Eva L. Kwok                 27,000              -                4,800                7,200           39,000          100%
-----------------------------------------------------------------------------------------------------------------------------------
Stanley T.L. Kwok           27,000              -                4,800                2,400           34,200           -
-----------------------------------------------------------------------------------------------------------------------------------
John C.S. Lau               27,000              -                4,800                  -             31,800           -
-----------------------------------------------------------------------------------------------------------------------------------
Wayne E. Shaw               27,000              -                4,800               10,800           42,600          46%
-----------------------------------------------------------------------------------------------------------------------------------
William Shurniak            27,000              -                4,800                  -             31,800          100%
-----------------------------------------------------------------------------------------------------------------------------------
Frank J. Sixt               27,000              -                4,800                2,400           34,200           -
-----------------------------------------------------------------------------------------------------------------------------------

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

         None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or officer of any company, including the Corporation, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manger or trustee appointed to hold its assets, other than Eva Kwok who was a director of Air Canada in 2003 at the time it became subject to creditor protection under the COMPANIES CREDITORS ARRANGEMENT ACT (Canada). In addition, Holger Kluge and Frank Sixt were directors of vLinx Inc., a private Canadian company until April 12, 2002, which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade. Canning Fok acted as a non-executive director of Peregrine Investments Holdings Limited (an investment bank) which was put into compulsory liquidation on March 18, 1998.

INDIVIDUAL PENALTIES, SANCTIONS OR BANKRUPTCIES

         None of those persons who are proposed directors of the Corporation (or any personal holding companies) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

         None of those persons who are proposed directors of the Corporation (or any personal holding companies) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

         The Board of Directors upon the recommendation of the Audit Committee propose that KPMG LLP, Chartered Accountants, of Calgary, Alberta, be appointed as auditors of the Corporation, to hold such office until the next annual meeting of the Corporation.

         THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THIS APPOINTMENT. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, OF CALGARY, ALBERTA, AS AUDITORS OF THE CORPORATION.

APPROVAL OF AMENDMENTS TO INCENTIVE STOCK OPTION PLAN

         The Board of Directors of the Corporation approved effective February 26, 2007, amendments to the Corporation's Incentive Stock Option Plan (the
PLAN) to:

         (a) increase the number of Common Shares reserved for issuance upon exercise of stock options granted under the Plan;

         (b)   provide for performance vesting of stock options;

         (c) provide specific provisions regarding the approval of amendments to the Plan; and

         (d) extend the expiry date of stock options that would otherwise expire during trading black outs imposed pursuant to the Corporation's Corporate Communications Disclosure and Insider Trading/Reporting Policy.

         The Board of Directors of the Corporation approved the foregoing amendments to the Plan subject to the approval of the Toronto Stock Exchange
(TSX) and shareholder ratification. A blacklined copy of the Plan showing the amendments is attached to this Circular as Schedule "A".

         The maximum number of Common Shares reserved for issuance upon the exercise of stock options granted under the Plan had been originally set at 30,000,000 Common Shares. At the February 26, 2007 meeting, the Board of Directors approved increasing the maximum number to 42,000,000 Common Shares. Prior to February 26, 2007, 11,824,352 Common Shares had been issued or surrendered upon the exercise of previously outstanding options. In addition, prior to February 26, 2007, there were 5,581,097 Common Shares reserved for issuance pursuant to the exercise of outstanding but unexercised options and there remained 12,594,551 Common Shares reserved for issuance upon the exercise of additional stock options that may be granted in the future, for a total of 18,175,648 Common Shares remaining reserved for issuance under the Plan. Accordingly, the increase to 42,000,000 Common Shares reserved for issuance results in a further 23,824,352 Common Shares being added to the remaining 18,175,648 Common Shares reserved for issuance under the Plan. Hence the increase in the number of Common Shares available for the grant of options replaces 11,824,352 Common Shares issued upon the exercise of previously outstanding options and increases the maximum number of Common Shares available for the granting of options by 12,000,000 Common Shares.

         The Board of Directors approved the increase in the number of Common Shares available to be issued as an inducement to attract and retain top quality personnel. Prior to February 26, 2007 the number of Common Shares reserved for issuance pursuant to the exercise of options outstanding under the Plan was approximately 4.3% of the Corporation's outstanding Common Shares as of February 26, 2007. Following the increase in the number of Common Shares reserved under the Plan the total number of Common Shares now reserved under the Plan for issuance upon the exercise of stock options granted pursuant to the Plan represents approximately 9.9% of the Corporation's outstanding Common Shares as of February 26, 2007.

         The Board of Directors have implemented performance vesting of stock options to more closely align optionholders interest in the performance of the Corporation with the interests of shareholders. New options granted under the Plan vest under two different approaches. Of the total options granted, a specified number of the options will continue to vest in thirds over a 3 year period while the remaining options granted may vest in one-third increments if the Corporation's annual total shareholder return falls within certain percentile ranks relative to its industry peer group. Specifically, options would be exercisable as follows:

         (a) as to 33 1/3% of the options on the first anniversary of the grant date if the percentile rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25;

         (b) as to 33 1/3% of the options on the second anniversary of the grant date if the percentile rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25; and

         (c) as to 33 1/3% of the options on the third anniversary of the grant date if the percentile rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25, subject to earlier vesting as may be determined by the Board of Directors in accordance with the terms of the Plan. Any fractions will be rounded to the nearest whole number.

         Where a determination in Sections (a), (b) or (c) results in less than 33 1/3% of the options vesting on each of the first, second and third anniversaries of the grant date, as applicable, as a result of the percentile rank being less than 50 as at the end of the applicable preceding year, then in the event the percentile rank is equal to or greater than 50 for the 3 year period ending as at the end of the calendar year preceding the third anniversary of the grant date, that number of options that would have vested pursuant to Sections (a), (b) or (c) if the percentile rank was 50 less the number of options that did vest in accordance with Sections (a), (b) and (c), shall vest on the third anniversary of the grant date.

         The Board of Directors have implemented amendment provisions to the Plan such that the Board of Directors may at any time or from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, make any amendments to the Plan without shareholder approval other than amendments which:

         (a) reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;

         (b)   amend the number of Common Shares issuable under the Plan;

         (c) add any form of financial assistance by the Corporation for the exercise of any option; or

         (d) change the class of eligible persons to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

         The amendments to the Plan were also implemented by the Board of Directors in response to TSX Staff Notice #2006-0001 issued on June 6, 2006 (the TSX NOTICE). The TSX Notice provides that issuers have until June 30, 2007 to implement amendment procedures in their stock option plans. Issuers that have not done so by this date will be required to obtain shareholder approval for any amendments, including amendments considered to be of a "housekeeping" nature. The TSX Notice also provides guidance on amendments to stock option plans to deal with situations where unexercised options will expire during a trading black out period imposed pursuant to an issuer's stock trading policy. In accordance with the TSX Notice the amendments to the Plan will allow for the expiry date of outstanding options to be extended 5 business days following the lifting of the black out period where the options expire during the black out period. In the event options expire on a date within 5 business days after the lifting of a black out period, the expiry date of the options shall be the fifth business day following the lifting of the black out period.

         The amendments to the Plan have been approved by the TSX for ratification by the shareholders of the Corporation as required by the rules of the TSX, and as described below. The complete text of the ordinary resolution which management intends to place before the Meeting, for consideration and approval by shareholders is as follows:

         "IT IS HEREBY RESOLVED as an ordinary resolution of the Corporation that:

         1. The amendments to the Corporation's Incentive Stock Option Plan (the "Plan") identified in the blacklined copy of the Plan attached as Schedule "A" to the Corporation's Management Information Circular dated March 13, 2007 be and are hereby ratified, confirmed and approved.

         2.    Any two  officers or  directors  of the  Corporation  be and are hereby authorized on behalf of and in the name of the Corporation to take all necessary steps and proceedings, to execute, deliver and file any and all declarations, agreements, documents and other instruments and to do all such other acts and things, whether under corporate seal of the Corporation or otherwise that may be necessary or desirable to give effect to the provisions of this resolution."

         To be approved the resolution must be passed by a majority of the votes cast at the Meeting in person or by proxy.

         MANAGEMENT AND THE BOARD OF DIRECTORS RECOMMEND THAT SHAREHOLDERS VOTE FOR THE AMENDMENTS. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE AMENDMENTS TO THE CORPORATION'S INCENTIVE STOCK OPTION PLAN.

                         OTHER MATTERS TO BE ACTED UPON

         Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

                             EXECUTIVE COMPENSATION

         The Corporation's compensation program (the COMPENSATION PROGRAM) is administered by the Compensation Committee of the Board of Directors of the Corporation. Among its responsibilities, the Compensation Committee makes recommendations to the Board with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries. During 2006, no new compensation or benefit programs were introduced.

         During 2006, the members of the Compensation Committee were C.K.N. Fok, Co-Chair of the Board, H. Kluge, E.L. Kwok and F.J. Sixt. Mr. Fok served as Chair of the Compensation Committee. The Compensation Committee held two meetings in 2006.

COMPENSATION COMMITTEE REPORT

         The Compensation Program is comprised of base salary, short term incentives (annual bonuses) and long term incentives (stock options) and is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation's business objectives. Based on a pay-for-performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

         The Corporation participates in annual executive compensation surveys (the SURVEYS), conducted by independent consultants. The Surveys look at salaries and other incentive programs in effect at comparative oil and gas companies in Canada and are employed as a reference by the Compensation
Committee to assess the competitiveness of the Corporation's executive compensation programs. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executives who operate in similar business environments and whose positions are of similar size, scope and complexity.

         BASE SALARY

         The base salary of the President & Chief Executive Officer, and of each of the other executive officers, is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. Remuneration is determined following a review of a comparative group of similar sized Canadian oil and gas companies. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation's desired competitive positioning in the oil and gas industry. The Corporation uses a variety of salary surveys to assess the competitiveness of its salary ranges for employees at large. In addition, the Corporation retained Towers Perrin and Hamilton Hall Soles/Ray & Berndtson to provide specific recommendations on executive comparisons to ensure the competitiveness of the Corporation's compensation practices. The Compensation Committee reviewed these recommendations in making its decisions on base salary for executives. The Corporation paid Towers Perrin and Hamilton Hall Soles/Ray & Berndtson $65,088 and $34,102, respectively, for the services they provided the Corporation in 2006.

         SHORT-TERM INCENTIVE PROGRAM

         The purpose of the corporate bonus plan is to relate a component of compensation directly to the achievement of annual results from a corporate, business unit and individual standpoint. Awards are based on overall performance and each executive is assessed on the same consistent basis with bonuses being determined only after the Corporation's financial results for the preceding financial year are known.

         LONG-TERM INCENTIVE COMPENSATION (INCENTIVE STOCK OPTION PLAN)

         The Corporation has an Incentive Stock Option Plan which is designed, through the grant of stock options in the appropriate circumstances, to reward key employees and executives in relation to share price performance. The Plan is an integral component of the Corporation's total compensation program in terms of attracting and retaining key employees and enhances shareholder value by aligning the interests of executives with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short term incentive plan.

         Pursuant to the Plan, the Board of Directors may, on the recommendation of the Compensation Committee, grant from time to time to officers and employees of the Corporation (each an ELIGIBLE Person) options to purchase Common Shares of the Corporation. Executive officers do not receive options on an annual basis. The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such option is granted and will be the weighted average trading price per Common Share on the TSX for the five days preceding the grant date. The term of each option is five years subject to the Board of Directors determining at the time of grant that a particular option will have a shorter or longer term provided that no term shall exceed 10 years. Options will vest as to one-third on each anniversary date of the date of grant of the options, subject to the right of the Board of Directors to determine at the time of grant that particular options will be exercisable in whole or in part on earlier dates and to determine after the grant date that a particular option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Plan). The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 30,000,000 which represents approximately 7% of the Corporation's outstanding Common Shares as of December 31, 2006. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Plan together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issuable under the Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person who is an insider, shall not exceed 1% of the issued and outstanding Common Shares. The options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or is dismissed without cause. In the event of death any options that have vested at the date of death may be exercised by the legal representatives of the

Eligible Person during the period ending 12 months after the death of the Eligible Person. Any material amendments to the Plan require shareholder approval in accordance with the rules of the TSX.

         On June 1, 2004 the Board of Directors approved amendments to the Plan which allow Eligible Persons to surrender their options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those options. The fair market value on any date of the Common Shares is determined to be the weighted average trading price of the Common Shares on the stock exchange on which the Common Shares are listed and posted on the date on which board lots of the Common Shares have traded preceding the date of surrender of the options. As required by the rules of the TSX, upon the surrender of options the number of Common Shares reserved for issuance under the Plan is to be reduced by the number of options so surrendered. Shareholder approval of the amendments to the Plan was not required in accordance with the rules of the TSX governing share compensation arrangements.

         On February 16, 2006 the Board of Directors amended the Plan to remove non-executive directors from the definition of "Eligible Person" in the Plan. As a result, the Plan no longer provides that non-executive directors may receive stock options pursuant to the Plan. Since the inception of the Plan, no stock options have been granted to non-executive directors.

         On February 26, 2007 the Board of Directors further amended the Plan to (i) increase the number of Common Shares reserved for issuance upon exercise of stock options granted under the Plan; (ii) provide for performance vesting of options; (iii) include specific amending provisions; and (iv) to extend the expiry date of stock options that would otherwise expire during trading black outs imposed pursuant to the Corporation's Corporate Communications, Disclosure and Insider Trading/Reporting Policy. See "Matters to be Considered at the Meeting - Approval of Amendments to Incentive Stock Option Plan".

         BENEFIT PLANS

         Along with all other employees the executive officers participate in the benefit plans provided by the Corporation. There are no special supplemental pension or benefits plans in place for any of the executive officers. The Corporation has a 5% Savings Plan for all employees, including the executive officers. Additionally, the executive officers receive a monthly vehicle allowance.

         COMPENSATION OF THE PRESIDENT & CHIEF EXECUTIVE OFFICER

         The compensation of John C.S. Lau, the President & Chief Executive Officer, is determined by the Compensation Committee and is based on the achievement of specific corporate and personal performance related objectives, such as:

         o Increase gross oil and gas production year over year as the main revenue driver for Husky. Production increased 14% to 360,000 boe per day;

         o Increase earnings and cash flow from operations. Net earnings increased 36% to $2.7 billion and cash flow from operations 19% to $4.5 billion;

         o Develop and implement Husky's strategic plan designed to enhance the Corporation's long range growth; to provide sustained profitability, diversification and improve shareholder value which takes into account the opportunities and risks of the business. The Tucker Oil Sands project was completed on schedule and under budget. The Sunrise Oil Sands project commenced front-end engineering design and the Corporation continues to evaluate alternatives for the downstream portion of the project. The East Coast White Rose project brought a sixth production well
               onstream  and  the  2006  delineation   program  contributed  to
               possible reserves of 138 million barrels of light crude oil. International expansion of the Corporation's offshore acreage in the South China Sea continued with the signing of three petroleum contracts with CNOOC. Husky also made a potentially significant hydrocarbon discovery at Liwan. Husky also completed the Lloydminster ethanol plan in 2006;

         o Increase shareholder value year over year as reflected in the share price for Husky. The Corporation's market capitalization increased from $25 billion to $33 billion with the Corporation's share price out performing the Canadian Integrated group by 253.6%.

         In addition to the above objectives, there are other specific objectives set out annually on a segmented business unit basis, such as the successful implementation of the White Rose project, receiving AEUB approval for the commercial application of the Sunrise Oil Sands project and the replacement of Western Canada production.

         Mr. Lau's compensation package contains significant pay at risk with base salary comprising less than 50% of his total compensation. According to the Surveys, Mr. Lau's base salary in 2006 was around the 75th percentile of his peer group. On a total compensation basis his compensation dropped to around the 25th percentile largely impacted by differences in long term incentive programs and pension arrangements between the Corporation and its comparator group.

         The foregoing report is respectfully submitted to the shareholders of the Corporation by the Compensation Committee.

MEMBERS

Canning K.N. Fok, Chair
Holger Kluge
Eva L. Kwok
Frank J. Sixt

PERFORMANCE GRAPH

         The following performance graph compares the Corporation's cumulative total shareholder return on Common Shares over the period from December 31, 2001 to December 31, 2006, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Energy Index.

                             [LINE CHART OMITTED]


                                                   CUMULATIVE VALUE OF A $100

----------------------------------------------------------------------------------------------------------------------------------
                            DEC. 31, 2001    DEC. 31, 2002    DEC. 31, 2003     DEC. 31, 2004    DEC. 31, 2005     DEC. 31, 2006
----------------------------------------------------------------------------------------------------------------------------------
Husky                            100              102              155               229              405               551
----------------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite                100              86               107               120              147               168
Index(1)
----------------------------------------------------------------------------------------------------------------------------------
S&P/TSX Energy Index(2)          100              111              138               177              283               287
----------------------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Formerly the TSE 300 Index.

(2) The Corporation has previously provided a comparison to the TSX Integrated Oils Index. The calculation of the TSX Integrated Oils Index was discontinued by the TSX in May 2003 and then was calculated by Bloomberg as the TSX Integrated Oil Index. Bloomberg discontinued the calculation of this index in 2004. Hence the Corporation is providing a comparison to the S&P/TSX Energy Index from December 31, 2001.

SENIOR EXECUTIVE COMPENSATION

         The following table details compensation information for the three financial years of the Corporation ended December 31, 2006 for the Corporation's President & Chief Executive Officer, John C.S. Lau, the
Corporation's Vice President & Chief Financial Officer, Douglas S. Fraser and the Corporation's three most highly compensated executive officers as at December 31, 2006, namely Donald R. Ingram, Senior Vice President, Midstream and Refined Products, Robert J. Peabody, Chief Operating Officer and Robert S. Coward, Vice President, Western Canadian Conventional Production (collectively, the NAMED EXECUTIVE OFFICERS).

                                                     SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          LONG TERM
                                      ANNUAL COMPENSATION                             COMPENSATION AWARDS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   SECURITIES
                                                                OTHER ANNUAL       UNDER           ALL OTHER           TOTAL
                                       SALARY      BONUS(3)     COMPENSATION(4)    OPTIONS(5)    COMPENSATION(6)    COMPENSATION(7)
NAME AND POSITION           YEAR         $             $              $                 #               $                  $
------------------------------------------------------------------------------------------------------------------------------------
John C.S. Lau               2006     1,212,500    3,300,000         144,561             -             166,000         4,823,061
President & Chief           2005     1,075,000    3,022,000         117,055          420,000          148,000         4,362,055
Executive Officer           2004       977,500    1,520,000          41,921          640,000          134,600         2,674,021
------------------------------------------------------------------------------------------------------------------------------------
Douglas S. Fraser (1)       2006      375,000         -              25,449          100,000           18,750          419,199
Vice President & Chief
Financial Officer
------------------------------------------------------------------------------------------------------------------------------------
Donald R. Ingram            2006      395,500      250,000           32,691             -              54,920          733,111
Senior Vice President,      2005      376,500      257,640           25,152          100,000           52,160          711,452
Midstream & Refined         2004      353,750      167,200           24,865          120,000           48,900          594,715
Products
------------------------------------------------------------------------------------------------------------------------------------
Robert J. Peabody(2)        2006      650,000      150,000           31,118          185,000           44,688          875,806
Chief Operating Officer
------------------------------------------------------------------------------------------------------------------------------------
Robert S. Coward            2006      343,751      200,000           32,748             -              47,500          623,999
Vice President,             2005      318,751      216,500           24,027          57,500            44,000          603,278
Western Canadian            2004      293,000      156,000           23,725          75,000            40,320          513,045
Conventional Production
------------------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Mr. Fraser was appointed Vice President & Chief Financial Officer effective April 3, 2006 and he departed from Husky on January 17, 2007. His 2006 compensation represents annualized compensation.

(2) Mr. Peabody was appointed Chief Operating Officer effective January 17, 2006. His 2006 compensation represents annualized compensation.

(3) Bonuses are based on performance in the year prior to the year in which they are paid. The bonuses disclosed in the table for each year were earned in respect of performance for that year although paid in the following year. Bonuses for the Named Executive Officers for performance in 2006 are paid effective April 1, 2007.

(4) Includes parking, vehicle allowance and any unused vacation payouts, if applicable.

(5) The 2004 option grants include previously granted options which were repriced effective September 3, 2003 (except for Mr. Coward who had previously exercised all of his options which were repriced effective
     September 3, 2003) and November 29, 2004. The figures for 2005 represent remaining options held which were repriced effective November 23, 2005.

(6)  Represents   company   contributions  to  the  savings  plan  and  defined
     contribution pension plan on behalf of the Named Executive Officers.

(7) Represents the aggregate of Salary, Bonus, Other Annual Compensation and All Other Compensation.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

         The following table sets forth information in respect of all stock options granted during the fiscal year ended December 31, 2006 to the Named Executive Officers.

                                OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          MARKET VALUE OF
                                                                                          SECURITIES
                                             % OF TOTAL OPTIONS     EXERCISE OR BASE      UNDERLYING
                         SECURITIES UNDER    GRANTED TO             PRICE PER             OPTIONS ON THE
                         OPTIONS GRANTED     EMPLOYEES IN           SECURITY              DATE OF GRANT
NAME                     GRANTED (#)         FINANCIAL YEAR         ($/SECURITY)          ($/SECURITY)           EXPIRATION DATE
-----------------------------------------------------------------------------------------------------------------------------------
John C.S. Lau                    -                    -                   -                     -                        -
-----------------------------------------------------------------------------------------------------------------------------------
Douglas S. Fraser            100,000(1)             11.5%               73.80                 73.80               April 17, 2011
-----------------------------------------------------------------------------------------------------------------------------------
Donald R. Ingram                 -                    -                   -                     -                        -
-----------------------------------------------------------------------------------------------------------------------------------
Robert J. Peabody            185,000(1)             21.3%               67.63                 67.63            February 15, 2011
-----------------------------------------------------------------------------------------------------------------------------------
Robert S. Coward                 -                    -                   -                     -                        -
-----------------------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  These options were granted after being hired by the Corporation.


AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION VALUES

         The following table sets forth information in respect of aggregated option exercises by the Named Executive Officers during the year ended December 31, 2006 together with the number and value of unexercised options held as at December 31, 2006.

                           AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
                               FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION VALUES

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     VALUE OF UNEXERCISED
                                                                         UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS AT
                                SECURITIES                                AT FINANCIAL YEAR           FINANCIAL YEAR END
                                ACQUIRED ON         AGGREGATE VALUE         END EXERCISABLE/              EXERCISABLE/
                                EXERCISE(1)             REALIZED             UNEXERCISABLE              UNEXERCISABLE(2)
           NAME                     (#)                    ($)                     (#)                        ($)
-------------------------------------------------------------------------------------------------------------------------------
John C.S. Lau                        -                      -              280,000/ 140,000         15,178,800/ 7,589,400
-------------------------------------------------------------------------------------------------------------------------------
Douglas S. Fraser                    -                      -                    0/ 100,000                  0/   424,000
-------------------------------------------------------------------------------------------------------------------------------
Donald R. Ingram                     -                  2,377,762           16,000/  33,334            867,360/ 1,807,036
-------------------------------------------------------------------------------------------------------------------------------
Robert B. Peabody                    -                      -                    0/ 185,000                  0/ 1,925,850
-------------------------------------------------------------------------------------------------------------------------------
Robert S. Coward                  32,500                1,705,445                0/  25,000                  0/ 1,355,250
-------------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Pursuant to the terms of the Corporation's Incentive Stock Option Plan the Named Executive Officers (other than Robert S. Coward) surrendered options for a cash payment from the Corporation equal to the aggregate fair market value of the Common Shares on the date of surrender over the aggregate exercise price of those options surrendered and hence no Common Shares were acquired. Mr. Coward exercised options for Common Shares as indicated in the table. See "Executive Compensation - Report on Executive Compensation - Long-term Incentive Compensation (Incentive Stock Option
     Plan)".
(2) Based on the closing price of the Common Shares on December 29, 2006 of $78.04.

EMPLOYMENT AGREEMENTS

         Other than the Corporation's President & Chief Executive Officer, all of the named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation's principal operating subsidiary. The Corporation's President & Chief Executive Officer does not have an Executive Employment Agreement.

         The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer shall be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer's base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation's option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer's base annual salary. In the event the Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation's option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates. Such restriction does not prevent the Named Executive Officer from resigning from the Corporation and seeking other employment.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth information as at December 31, 2006 with respect to the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance.

                                   EQUITY COMPENSATION PLAN INFORMATION

------------------------------------------------------------------------------------------------------------------------
                                                                                             NUMBER OF SECURITIES
                                                                                            REMAINING AVAILABLE FOR
                                                                                             FUTURE ISSUANCE UNDER
                                     NUMBER OF SECURITIES TO        WEIGHTED-AVERAGE       EQUITY COMPENSATION PLANS
                                     BE ISSUED UPON EXERCISE       EXERCISE PRICE OF         (EXCLUDING SECURITIES
                                     OF OUTSTANDING OPTIONS,      OUTSTANDING OPTIONS,             REFLECTED
          PLAN CATEGORY                WARRANTS AND RIGHTS        WARRANTS AND RIGHTS           IN FIRST COLUMN)
------------------------------------------------------------------------------------------------------------------------
Equity compensation plans
approved by securityholders                 5,828,229                    32.71                    12,474,883

Equity compensation plans not                  Nil                        N/A                         N/A
approved by securityholders

TOTAL                                       5,828,229                    32.71                    12,474,883
------------------------------------------------------------------------------------------------------------------------


                          REPORTS OF OTHER COMMITTEES

AUDIT COMMITTEE REPORT

         Information in respect of the composition of the Corporation's Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee's Charter, the Audit Committee's policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2006 is set out under the heading "Audit Committee" in the Corporation's Annual Information Form dated March 13, 2007.

MEMBERSHIP

         On April 19, 2006, the Board of Directors appointed the Audit Committee and chose R. Donald Fullerton to be the Chair of the Committee.

         The Audit Committee has three members and each is an independent director.

TERMS OF REFERENCE

         A copy of the Audit Committee's Terms of Reference is posted on the Corporation's website at www.huskyenergy.ca.

MEETINGS - 2006

         The Audit Committee held five meetings in 2006 and, among other matters, considered the following:

         o Reviewed and discussed the year end 2005 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee and the selection and role of the independent reserves auditor.

         o Met with the independent reserves auditor separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

         o Recommended the approval of the content and filing of the Corporation's statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2005.

         o Discussed with management and the external auditors current and emerging accounting principles and practices and significant disclosure matters relating to annual inspections of public accounting firms by the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.

         o Approved the fourth quarter news release pertaining to the fourth quarter 2005 financial results pursuant to a delegation from the Board of Directors.

         o Approved the interim financial statements and press releases, including Management's Discussion and Analysis, for the three months ended March 31, 2006, for the six months ended June 30, 2006 and the nine months ended September 30, 2006 pursuant to a delegation from the Board of Directors.

         o Reviewed and recommended to the Board of Directors for approval the external auditor's fees for 2006 and recommended to the Board of Directors the reappointment of KPMG LLP as the Corporation's external auditors for 2006.

         o Received reports from, and met with, the external auditors to discuss the scope, objectives and responsibilities of the 2005 annual audit, the results of the audit, their assessment of the Corporation's accounting, financial and management controls and procedures and their statement on independence from the Corporation. The external auditors attended all meetings and met five times with the Audit Committee separate from management.

         o     Received  four  reports  from  and met  with  the  Corporation's
               Internal Auditor to discuss business control and compliance audits conducted by internal audit. The Internal Auditor attended all meetings and met five times with the Audit Committee separate from management.

         o     Reviewed and approved the Internal Audit Plan for 2006.

         o Received a report from and met with the Controller and Internal Auditor in relation to the Sarbanes-Oxley Section 404 compliance program with focus on the development of an internal framework for evaluating and reporting on the effectiveness of the Corporation's internal control over financial reporting.

         o Reviewed with management the financial reporting process of the Corporation and internal controls.

         o     Reviewed the Audit Committee Charter and recommended no changes.

         o Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

         o Reviewed and approved the external auditors' engagement letter, audit plan and estimated fees for 2006.

         o Reviewed and recommended to the Board for approval, the 2005 Annual Information Form, the Management's Discussion and Analysis contained in the 2005 Annual Report and the audited consolidated financial statements for the year ended December 31, 2005, together with the auditors' report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.

MEETINGS - FIRST QUARTER 2007

         The Audit Committee held two meetings in the first quarter of 2007 and, among other matters, considered the following:

         o Reviewed and discussed with management and the external auditors the 2006 Annual Information Form, Management's Discussion and Analysis contained in the 2006 Annual Report and the audited consolidated financial statements for the year ended December 31, 2006 and recommended approval to the Board of Directors for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.

         o Recommended to the Board of Directors that the shareholders be asked to reappoint KPMG LLP as the Corporation's external auditors for 2007.


REPORT PRESENTED BY:

R. Donald Fullerton, Chair
Martin J.G. Glynn
Wayne E. Shaw


CORPORATE GOVERNANCE COMMITTEE REPORT

MEMBERSHIP

         On April 19, 2006, the Board of Directors appointed the Corporate Governance Committee and chose Holger Kluge to be the Chair of the committee.

         The Corporate Governance Committee has three members and each member is an independent director.

TERMS OF REFERENCE

         A copy of the Corporate Governance Committee's Terms of Reference is posted on the Corporation's website at www.huskyenergy.ca.

MEETINGS - 2006

         The Corporate Governance Committee held four meetings in 2006 and, among other matters, considered the following:

         o Reviewed and recommended to the Board of Directors an amendment to the Corporation's Incentive Stock Option Plan to remove non-executive directors as eligible participants to receive stock options under the Incentive Stock Option Plan.

         o Reviewed and recommended to the Board of Directors individual voting for the election of directors at the annual shareholders meeting in place of the election of the directors as a single slate.

         o     Reviewed  the   implementation   of  executive  share  ownership
               guidelines.

         o Reviewed and recommended to the Board of Directors changes to the Board Mandate, updated Terms of Reference of the Corporate Governance Committee and the establishment of position descriptions for the Chair of the committees of the Board of Directors.

         o Reviewed and recommended to the Co-Chairs the holding of regular meetings of the independent directors.

         o Reviewed the Corporation's director and officer insurance policy coverage and the need for and advisability of contractual indemnity agreements between the Corporation and each director.

         o Reviewed and updated a draft Board matrix of the skills, experience, background and education required of new directors.

         o Reviewed the director evaluation process and the content of the director evaluation survey, and the need for the committees of the Board of Directors to do self-assessment surveys similar to that done by the directors.

         o     Reviewed  the  current  membership  of the Audit,  Compensation,
               Corporate   Governance  and  Health,   Safety  and   Environment
               Committees.

         o     Reviewed  and   recommended   to  the   Co-Chairs  the  proposed
               membership of the committees for the following twelve month period.

         o Reviewed directors' compensation practices at peer companies as well as selected TSX listed entities and subsequently recommended to the Board of Directors that the directors' compensation be increased.

         o Reviewed the continuing education program for directors and recommended topics for presentations at future meetings of the Board of Directors.

         o Reviewed and discussed the new disclosure requirements as a result of proposed National Instrument 58-101 DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES and National Policy 58-201 CORPORATE GOVERNANCE GUIDELINES.

         o Reviewed and approved the Statement of Corporate Governance Practices to appear in the 2006 Management Information Circular.

MEETINGS - FIRST QUARTER OF 2007

         The Corporate Governance Committee held one meeting in the first quarter of 2007 and, among other matters, reviewed and recommended to the Board of Directors the approval of the Statement of Corporate Governance Practices which can be found in Schedule "B" of this Circular.

REPORT PRESENTED BY:

Holger Kluge, Chair
Wayne E. Shaw
Eva L. Kwok


HEALTH, SAFETY AND ENVIRONMENT COMMITTEE REPORT

MEMBERSHIP

         On April 19, 2006, the Board of Directors appointed the Health, Safety and Environment Committee and chose Holger Kluge to be the Chair of the committee.

         The Health, Safety and Environment Committee has three members and two of the members are independent directors.

TERMS OF REFERENCE

         A copy of the Health, Safety and Environment Committee's Terms of Reference is posted on the Corporation's website at www.huskyenergy.ca.

MEETINGS - 2006

         The Health, Safety and Environment Committee held two meetings in 2006 and among other matters considered the following:

         o Reviewed with management the Corporation's safety and environment incidents in 2005, including a comparison of the Corporation's 2005 incident rate as compared to the performance of other Canadian Association of Petroleum Producers (CAPP) noting the Corporation's lost time incident rate of 0.07% compared with the CAPP industry average of 0.14%.

         o Reviewed the Corporation's 2005 health, safety and environment objectives against actual performance.

         o Reviewed with management the impact of pending greenhouse gas legislation on the Corporation and established an action plan for the Corporation.

         o Established health, safety and environment targets for 2006, including a focus on ground disturbance incidents.

         o Reviewed with management the background and process for an upstream environmental audit to be completed in 2006.

         o     Reviewed  health  and  safety   performance   including   ground
               disturbance statistics for the first half of 2006 and comparison with prior periods.

         o Established Business Continuity Policy to provide a corporate mandate to develop, implement and maintain a business continuity process/plan for the Corporation.

         o Reviewed relative issue ranking process and focus areas for 2007.


REPORT PRESENTED BY:

Holger Kluge, Chair
Stanley T.L. Kwok
Brent D. Kinney


                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         None of the Corporation's directors, executive officers or companies that beneficially own directly or indirectly or exercise control or direction over, more than 10 percent of the Corporation's Common Shares, proposed nominees for election as directors of the Corporation or any of their respective associates or affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation which has not been previously disclosed, except as follows.

         The Corporation entered into a management agreement effective July 15, 2004 with Western Canadian Place Ltd. for general management of Western Canadian Place Ltd.'s leasehold interest in office space at 635 - 8th Avenue S.W., Calgary, Alberta. Western Canadian Place Ltd. is indirectly controlled by the Corporation's principal shareholders. The Corporation's President & Chief Executive Officer is also a director and officer of Western Canadian Place Ltd. The Vice President, Special Projects of the Corporation's subsidiary, Husky Oil Operations Limited, is also a director and officer of Western Canadian Place Ltd. The Corporation was paid fees of $99,715 in 2006 for providing such management services. This agreement was terminated effective August 31, 2006.

         INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

         No director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

                             ADDITIONAL INFORMATION

         Additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the most recently completed fiscal year ended December 31, 2006, contained in the Corporation's Annual Report for the year ended December 31, 2006. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation's website at www.huskyenergy.ca and on SEDAR at www.sedar.com.